Via Facsimile and U.S. Mail
Mail Stop 6010

November 28, 2007

Liu Zhong Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
Boca Corporate Plaza
7900 Glades Road, Suite 420
Boca, Raton, FL 33434

Re: **Lotus Pharmaceuticals, Inc.**
       Form 10-KSB for Fiscal Year Ended December 31, 2006
       Form 10-QSB for the Quarter Ended June 30, 2007
       File No. 001-32581

Dear Mr. Yi:

       We have reviewed your November 5, 2007 response to our September 20, 2007
letter and have the following additional comments. Please revise your Form 10-QSB for
the quarter ended June 30, 2007 in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable. In comments one and
four, we ask you to provide us with information so we may better understand your
disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

Form 10-KSB – December 31, 2006

Financial Statements

Note 5 – Related Party Transactions, page F-15

Other, page F-17

1. Refer to your response to comment one. You indicate that the payments to Mr. Liu that allows Lotus to retain the rights to revenues from the sale of medical and disposable medical treatment apparatus to Wu Lan Hospital for the twenty-year period represent compensation to Mr. Liu for accepting the Assignment Agreement. You appear to be recording an expense for the payments to Mr. Liu as payments are made rather than recording a liability for the total amount of $1.15 million upon consummation of the Assignment Agreement. Please provide us your analysis citing the authoritative literature for your accounting treatment.

Form 10-QSB – June 30, 2007

Note 1 – Organization and Summary of Significant Accounting Policies, page 6

Sales Returns, page 9

2. Refer to your response to comment two. Please revise to include a comprehensive discussion within Management's Discussion and Analysis that includes a robust discussion of the reversal of the $2.3 million sales allowance at 12/31/06. Discuss the reasons for the reversal and its financial impact on Sales, Cost of Sales, Gross Profit and Income From Operations. Refer to Item 303(b)(2) of Regulation S-B.

3. We further believe that your disclosure in MD&A related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. As such, please revise to include the following information:

    a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

    b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

    c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars)

Liu Zhong Yi
Lotus Pharmaceuticals, Inc.
November 28, 2007
Page 3

        that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e) A roll forward of the liability for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Note 5 – Convertible Debt, page 15

4. Refer to your response to comment three. Please tell us how you determined the fair value of the common stock on February 12, 2007 to be $1. Provide to us an analysis of the trading activity in the stock during this period. Include your calculation of the fair value that you determined related to the 1.5 million warrants underlying the convertible debt.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provide the requested information. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant